Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following Questions and Answers were posted to CME’s internal Website on February 16, 2007:

Employee Questions & Answers

“Just Ask” Updates for Feb. 16, 2007

Thank you for submitting your questions to the “Just Ask” site on OpenExchange. Below we have provided answers to the most frequently asked questions we have received in the past week.

1.	If employees with CME stock options continue to work for CME Group, will they retain both vested and unvested stock options?

Yes. After the close of the merger, there will be no impact to stock options granted to CME employees before the merger. Vesting schedules will not change, nor will exercise prices.

2.	If I lose my job, will 401(k) contributions continue to be withdrawn from my severance? If so, will CME continue to match these contributions?

Severance payments are generally made in one lump sum and are not eligible for 401(k) contributions. If your employment with CME ends (whether as a result of the merger or for another reason), you will be eligible to roll over your 401(k) balance into another qualified plan and defer paying taxes on that balance. If you choose to take payment of your 401(k) balance and not roll it over, there may be tax penalties involved if you are under age 59 1/2. For more information on 401(k) distributions, please consult the Benefits Handbook on OpenExchange.